Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS RECORD NET INCOME OF $35.7 MILLION FOR THE FIRST QUARTER OF 2023, FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 8, 2023 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the first quarter ended March 31, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 85% in Q1 23’ with 6 days of technical off hire and 495 (54%) of our fleet days dedicated to spot activity.

•	Delivery of 2 Handysize dry bulk carriers, the Glorieuse and the Eco Wildfire, towards the end of March 2023 - expanding our fleet to 12 vessels.

•	Revenues of $65.4 million in Q1 23’ - up $60.3 million or 1,182% from Q1 22’.

•	Record net income of $35.7 million in Q1 23’ up by $35.5 million compared to Q1 22’ or 17,750%.

•	EBITDA[1] of $39.9 million in Q1 23’ up $37.3 million or 1,435% from Q1 22’.

•

Cash and cash equivalents, including time deposits, of $114.1 million as of March 31, 2023 of which approximately $45.5 million were utilized within April 2023 for the repayment of all outstanding loans.

•	Proposed spin-off of two dry bulk carriers under a new Company called C3is Inc.

•	Expect to regain compliance with the Nasdaq minimum bid price requirement, following a 1:15 reverse stock split which took effect on April 28, 2023.

First Quarter 2023 Results:

•

Revenues for the three months ended March 31, 2023 amounted to $65.4 million, an increase of $60.3 million, or 1,182%, compared to revenues of $5.1 million for the three months ended March 31, 2022, primarily due to the increase of our fleet by eight vessels and strong market rates, particularly in the tanker sector.

•

Voyage expenses and vessels’ operating expenses fo r the three months ended March 31, 2023 were $16.9 million and $6.9 million, respectively, compared to $0.5 million and $1.8 million, respectively, for the three months ended March 31, 2022. The $16.4 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 468 days (1,733%), as we are responsible for voyage expenses under spot charters unlike time charters, and the rise in daily bunker costs by $5,300. The $5.1 million increase in vessels’ operating expenses, was primarily due to the increase in the number of our vessels.

•

Drydocking costs for the three months ended March 31, 2023 and 2022 was $0.6 million and nil million, respectively. This increase is due to the fact that during the three months ended March 31, 2023 one of our Handysize dry bulk carriers underwent drydocking.

•

General and administrative expenses for the three months ended March 31, 2023 and 2022 was $1.0 million and $0.1 million, respectively. The increase is due to increased reporting requirements, mainly due to our proposed spin-off.

[1]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Depreciation for the three months ended March 31, 2023 and 2022 was $4.1 million and $2.2 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the three months ended March 31, 2023 and 2022 were $1.4 million and $0.2 million, respectively. The increase is mainly attributable to the increase of our borrowings in conjunction with a sharp rise of LIBOR rates. We have since repaid all of our outstanding bank debt.

•

Interest income for the three months ended March 31, 2023 and 2022 was $1.3 million and nil million, respectively. The increase is attributed to time deposits the Company entered into during the period.

•

As a result of the above, for the three months ended March 31, 2023, the Company reported net income of $35.7 million, compared to net income of $0.2 million for the three months ended March 31, 2022. Dividends paid on Series A Preferred Shares amounted to $0.4 million both for the three months ended March 31, 2023 and 2022, respectively. The weighted average number of shares of common stock outstanding, basic, for the three months ended March 31, 2023 was 15.1 million.

•

Earnings per share, basic, for the three months ended March 31, 2023 amounted to $2.31, compared to a loss per share of $0.18 for the three months ended March 31, 2022. EBITDA for the three months ended March 31, 2023 amounted to $39.9 million compared to $2.6 million for the three months ended March 31, 2022. Reconciliation of EBITDA to Net Income is set forth below.

•	An average of 10.10 vessels were owned by the Company during the three months ended March 31, 2023 compared to 4.04 vessels for the same period of 2022.

CEO Harry Vafias Commented

Our performance in the first quarter of 2023 resulted in record revenues and profitability. We are pleased that our strategies are paying off. Commercially, we capitalized on the strong tanker market and efficiently utilized an average fleet of 10 vessels to produce in a single quarter net income of $36 million marking a 17,750% increase compared to the net income generated in the first quarter of 2022, and an EBITDA of nearly $40 million that is 1,435% higher than the same period of last year. Strategically, we proposed the spin-off of 2 of our dry vessels to a separate company called C3is Inc. In terms of financial strategy, we paid down all our debt and have stopped issuing new shares. Without a doubt we are well positioned to benefit from good market conditions that seem will last.

Conference Call details:

On May 8, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BI68d776c66434411c8315f6c5cf88b05d

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers with a capacity of approximately 806,804 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact of any resurgence of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any resurgence of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2022 and March 31, 2023.

FLEET DATA	Q1 2022	Q1 2023
Average number of vessels (1)	4.04	10.10
Period end number of owned vessels in fleet	5	12
Total calendar days for fleet (2)	364	909
Total voyage days for fleet (3)	364	903
Fleet utilization (4)	100.0%	99.3%
Total charter days for fleet (5)	337	408
Total spot market days for fleet (6)	27	495
Fleet operational utilization (7)	98.9%	85.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before interest and finance costs, interest income and depreciation.

EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping industry or other industries.

EBITDA measurement is included herein because it is a basis, upon which our investors and we assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2022	2023
Net income – EBITDA
Net income	218,382	35,724,102
Plus interest and finance costs	209,014	1,351,603
Less interest income	—	(1,279,216)
Plus depreciation	2,168,666	4,088,852
EBITDA	2,596,062	39,885,341

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2022	2023
Revenues
Revenues	5,116,378	65,421,101
Expenses
Voyage expenses	457,428	16,077,827
Voyage expenses - related party	61,871	810,530
Vessels’ operating expenses	1,744,016	6,875,876
Vessels’ operating expenses - related party	15,000	65,000
Drydocking costs	—	621,376
Management fees – related party	131,810	397,760
General and administrative expenses	115,316	978,969
Depreciation	2,168,666	4,088,852

Total expenses	4,694,107	29,916,190

Income from operations	422,271	35,504,911

Other (expenses)/income
Interest and finance costs	(209,014)	(1,351,603)
Interest income	—	1,279,216
Foreign exchange gain	5,125	291,578

Other (expenses)/income, net	(203,889)	219,191

Net Income	218,382	35,724,102

(Loss)/Earnings per share[2]
- Basic and Diluted	(0.18)	2.31

Weighted average number of shares[2]
- Basic	1,180,026	15,054,406

- Diluted	1,180,026	15,054,406

[2]	Adjusted retroactively to reflect the 1-for-15 reverse stock split effected at the close of trading on April 28, 2023.

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2022	March 31, 2023
Assets
Current assets
Cash and cash equivalents	50,901,092	95,519,418
Time deposits	68,000,000	18,536,290
Restricted cash	1,005,827	2,855,771
Receivables from related party	146,708	146,708
Trade and other receivables	7,898,103	15,587,598
Other current assets	240,002	727,806
Inventories	5,507,423	7,943,037
Advances and prepayments	172,908	153,368

Total current assets	133,872,063	141,469,996

Non current assets
Operating lease right-of-use-assets	—	47,108
Vessels, net	226,351,081	258,201,089
Restricted cash	5,600,000	600,000

Total non current assets	231,951,081	258,848,197

Total assets	365,823,144	400,318,193

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,606,973
Payable to related party	3,016,438	3,649,821
Accrued liabilities	1,982,306	2,588,250
Operating lease liabilities	—	47,108
Deferred income	1,089,959	683,937
Current portion of long-term debt	10,176,538	31,886,430

Total current liabilities	24,380,703	47,462,519

Non current liabilities
Long-term debt	59,787,923	13,636,458

Total non current liabilities	59,787,923	13,636,458

Total liabilities	84,168,626	61,098,977

Commitments and contingencies
Stockholders’ equity
Capital stock	129,724	165,398
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Preferred Stock, Series C	—	139
Additional paid-in capital	252,912,550	274,717,333
Retained earnings	28,604,125	64,328,227

Total stockholders’ equity	281,654,518	339,219,216

Total liabilities and stockholders’ equity	365,823,144	400,318,193

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	For The Three Months Ended March 31,
	2022	2023
Cash flows from operating activities
Net income for the period	218,382	35,724,102
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,168,666	4,088,852
Amortization of deferred finance charges	—	134,427
Amortization of operating lease right-of-use-assets	—	16,316
Share based compensation	—	301,541
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(371,437)	(7,689,495)
Other current assets	—	(487,804)
Inventories	(1,069,966)	(2,435,614)
Change in operating lease liabilities	—	(16,316)
Advances and prepayments	(33,507)	19,540
Increase/(decrease) in
Trade accounts payable	1,364,080	476,307
Balances with related parties	(247,509)	633,383
Accrued liabilities	905,266	605,944
Deferred income	53,461	(406,022)

Net cash provided by operating activities	2,987,436	30,965,161

Cash flows from investing activities
Acquisition and improvement of vessels	(12,625,000)	(25,923,656)
Increase in bank time deposits	—	(18,536,290)
Maturity of bank time deposits	—	68,000,000

Net cash (used in)/provided by investing activities	(12,625,000)	23,540,054

Cash flows from financing activities
Proceeds from equity offerings	96,772,890	12,095,255
Stock issuance costs	(6,534,204)	(120,954)
Dividends paid on preferred shares	(435,246)	(435,246)
Loan repayments	—	(24,576,000)

Net cash provided by/(used in) financing activities	89,803,440	(13,036,945)

Net increase in cash, cash equivalents and restricted cash	80,165,876	41,468,270
Cash, cash equivalents and restricted cash at beginning of year	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at end of period	86,506,935	98,975,189
Cash breakdown
Cash and cash equivalents	82,202,037	95,519,418
Restricted cash, current	1,804,898	2,855,771
Restricted cash, non current	2,500,000	600,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	86,506,935	98,975,189